SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 02 July, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Block listing Interim Review dated 02nd July 2018

Exhibit 1.1

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 2 July 2018

Name of applicant:		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 January 2018	To:	30 June 2018
Balance of unallotted securities under scheme(s) from previous return:		11,683,777
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0 - All remaining options have lapsed, therefore no more shares will be allotted under this scheme.

Name of contact:	Denise Dillon
Telephone number of contact:	020 7496 4476

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 July 2018
/s/ D. J. JACKSON
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D. J. JACKSON
Company Secretary